

July 24, 2017

<u>Via E-mail</u>
Howard S. Hirsch
Vice President, Secretary
Griffin Capital Essential Asset REIT II, Inc.
1520 E. Grand Avenue
El Segundo, CA 90245

> **Re: Griffin Capital Essential Asset REIT II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 7, 2017**
> **File No. 333-217223**

Dear Mr. Hirsch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2017 letter.

<u>General</u>

1. We note your response to prior comment 1. We may have further comment relating to the disclosure on your share redemption program following the resolution of your no-action request with the Office of Mergers & Acquisitions.

<u>Q: What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?, page 11</u>

2. We note your response to prior comment 3. We also note your disclosure on pages 180-181 that assets will be distributed among the holders of the share classes ratably in proportion to the respective NAV for each class upon liquidation. Please disclose whether there are circumstances under which the distribution fees may cause different NAVs for the share classes and therefore lead to the receipt of different per share amounts in the event of liquidation.

Net Asset Value Calculation and Valuation Procedures, page 141

3. We note your response to prior comment 6 that the Company does not think it is appropriate to identify the Independent Valuation Firm as an expert "because the Independent Valuation Firm is not responsible for the final determination of the value of the Company's properties." While we note that the Independent Valuation Firm is subject to the oversight of your board of directors, we also note your disclosure on page 142 that "[t]he real property portfolio valuation . . . will be provided to us by the Independent Valuation Firm for each business day," and your disclosure on page 141 that your "board of directors is not involved in the day-to-day valuation of the real property portfolio." Moreover, we note your disclosure on pages 146-147 that "[a]lthough our Independent Valuation Firm . . . may consider any comments received from us or our advisor in making their individual valuations, the final estimated values of our real property portfolio are determined by the Independent Valuation Firm . . . ." Accordingly, it appears that the real property portfolio valuation may be expertised disclosure because it will be summarized in the registration statement and attributable to the Independent Valuation Firm. Please identify the Independent Valuation Firm as an expert and obtain the firm's consent or provide us with a more detailed analysis as to why you believe it is not appropriate to do so. Please refer to Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

4. We note your disclosure that the board of directors has adopted valuation procedures in connection with the calculation of your NAV and that all parties engaged in the calculation of your NAV, including your advisor, are subject to the oversight of the board of directors. However, we also note your disclosure on page 144 that your advisor is "ultimately responsible for the process applicable to the determination of our NAV." Please revise to clarify the roles of your board of directors and advisor in determining your valuation procedures.

NAV and NAV per Share Calculation, page 145

5. We note your response to comment 7 and revised disclosure on page 145. However, the revised language on page 145 stating that "the obligation to pay future distribution fees is included in the NAV calculation" appears to be inconsistent with your disclosure that "[f]or purposes of NAV, we will recognize the distribution fee as a reduction of NAV on a daily basis as such fee is accrued." Please reconcile these disclosures or tell us why these disclosures are consistent with each other.

Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate &
Commodities